ICON INCOME FUND NINE, LLC
                           cumulative SUPPLEMENT NO. 2
                              DATED august 7, 2002
                               TO PROSPECTUS DATED
                                NOVEMBER 26, 2001

Summary

     We are providing you with this Cumulative Supplement No. 2, dated August 7, 2002 to update and revise the prospectus dated November 26, 2001, as previously supplemented on March 4, 2002. This Supplement No. 2, which includes the information contained in Supplement No. 1 dated March 4, 2002, forms a part of, and must be accompanied or preceded by, the prospectus. The purpose of this Supplement No. 2 is to: update the investor suitability standards; describe the current status of the offering and the Company's equipment acquisition efforts; provide information about our compensation; and revise certain financial information concerning ICON Income Fund L.P. Seven (another business we manage) appearing in the prospectus.

     You should thoroughly review the prospectus and this Cumulative Supplement No. 2, prior to subscribing for shares.

Investor Suitability

     The following replaces the section "Certain State Requirements" on page 4 and replaces the fifth and sixth paragraphs on page 72.

     Certain State Requirements

     If you are a resident of Alaska, Iowa, Massachusetts, Michigan and North Carolina, you must have either of the following in order to invest:

     (1)  a net worth of at least  $60,000 PLUS $60,000 of annual gross  income;
          or

     (2)  a net worth of at least $225,000.

     If you are a resident of Arizona, Missouri, Nebraska, Ohio or Pennsylvania, your investment may not exceed 10% of your net worth. If you are a resident of New Hampshire, you must have either (a) a net worth of at least $250,000 or (b) a net worth, exclusive of the value of your home, home furnishings and automobiles, of at least $125,000 and annual gross income of at least $50,000 in order to invest.

Status of the offering and equipment acquisition efforts

     As of August 6, 2002, 34,571.362 shares had been sold, and members had contributed capital of $34,571,362 to the Company. The total price paid for all equipment purchased by the Company since its inception to date is $77,805,332; the sources of the funds used to acquire the equipment consisted of $8,327,499 from the proceeds of the offering and $69,477,833 in debt. If the acquisition of the cogeneration facility on lease to Energy Factors Kenilworth, Inc. (described below) is consummated, then the total price paid for all equipment purchased by the Company since its inception will increase by $15,566,700; the sources for the $15,566,700 used to acquire the cogeneration facility will consist of $8,189,000 from the proceeds of the offering and $7,377,700 in debt.

     We describe below in greater detail the Company's equipment acquisitions from inception to date.

     International Paper Company

     International Paper Company is a global forest products, paper and packaging company that is complemented by an extensive distribution system, with primary markets and manufacturing operations in the United States, Canada, Europe, the Pacific Rim and South America. International Paper has leased forklifts, material handling equipment and excavators for 42 months from a joint venture between the Company and ICON Income Fund Eight B (another business we manage). The equipment was acquired subject to this lease and the Company's contribution to the cost of this equipment was $1,882,529, which constituted 51% of the total cost.

     Lockheed Martin Corporation

     Lockheed Martin Corporation is a global enterprise principally engaged in the research, design, development, manufacture and integration of advanced technology systems, products and services. Lockheed Martin Corporation's core businesses are systems integration, space, aeronautics, and technology services. Lockheed Martin Information Technologies is a technology services business unit of Lockheed Martin Corporation providing enterprise business systems, managed services and infrastructure solutions to government agencies and commercial clients. Lockheed Martin Information Technologies is utilizing various personal computers and accessories which are on lease to Lockheed Martin Corporation for 19 months from a joint venture between the Company and ICON Income Fund Eight B. The equipment was acquired subject to this lease and the Company's contribution to the cost of this equipment was $682,790, which constituted 51% of the total cost.

     Ball Corporation

     Ball Corporation, established in 1880, manufactures metal and plastic packaging for the beverage, food and aerospace industries, and other technologies for commercial and government agencies. Ball has leased forklifts, sweeper scrubbers and phone systems for 27 months from a joint venture between the Company and ICON Income Fund Eight B. The equipment was acquired subject to this lease and the Company's contribution to the cost of this equipment was $550,457, which constituted 51% of the total cost.

     Heafner Tire Group, Inc.

     Heafner Tire Group, Inc. is the largest independent marketer of tires and tire-related products in the United States and a leading distributor of tires in the United States based on sales volume and number of tires distributed, according to its marketing material. Heafner has leased forklifts and materials handling equipment for 52 months from a joint venture between the Company and ICON Income Fund Eight B. The equipment was acquired subject to this lease and the Company's contribution to the cost of this equipment was $520,648, which constituted 51% of the total cost.

     Delphi Corporation

     Delphi Corporation is a world leading supplier of electronics, transportation components and integrated systems and modules for the automotive industry, according to the description contained in its financial statements. A joint venture between the Company and ICON Income Fund Eight B acquired 4 rotor coil-winding machines on lease to Delphi for 41 months. The Company's contribution to the cost of this equipment was $316,075, which constituted 51% of the total cost.

     Cathay Pacific

     Cathay Pacific is the national airline of Hong Kong, which offers an extensive flight schedule from North America to Hong Kong and beyond Hong Kong to cities throughout Asia. Cathay Pacific also offers nonstop service from Europe, Australia and New Zealand to Hong Kong. Cathay Pacific has leased two Airbus A340-300 aircraft, manufactured in 1996, for 50 months. One aircraft is owned by a joint venture between the Company and ICON Income Fund Eight B, and was acquired subject to the Cathay Pacific lease. The Company's contribution to the cost of this aircraft was $37,263,367 ($2,125,000 in cash and $35,138,367 in non-recourse debt), which constituted 50% of the total cost. The second aircraft is owned by a corporate joint venture between the Company and a third party. The Company acquired a 53% interest in this joint venture from the prior sole owner of the aircraft for $36,589,466; $2,250,000 was in the form of cash and $34,339,466 was in the form of assuming a non-recourse note. The Company is obligated to pay $1,000,000 for an additional 23% stake in the joint venture on December 15, 2002. The Company has the option to acquire the remaining 24% stake in the joint venture (and thus become the sole owner) by paying an additional $1,000,000. Such option to purchase, however, becomes an obligation to purchase if and when the Company raises $75,000,000 from its offering of shares.

     Energy Factors Kenilworth, Inc.

     Energy Factors Kenilworth, Inc. is a wholly-owned subsidiary of Sithe Energies, Inc., an international independent power producer based in New York City which owns and operates numerous power plants around North America. The Energy Factors Kenilworth cogeneration facility, which began operating in 1989, is a 30-megawatt (MW) natural gas-fired combined cycle plant located in Kenilworth, New Jersey. Energy Factors Kenilworth has leased this cogeneration facility, which generates electrical power and steam for Schering Corporation's facilities and headquarters buildings, for 24 months. A joint venture between the Company and ICON Income Fund Eight B has entered into an agreement to acquire the cogeneration facility subject to this lease and, if the facility is acquired, the Company will contribute $15,566,700 ($8,189,000 in cash and $7,377,700 in non-recourse debt) to the cost of this facility, which will constitute 95% of the total cost.

Joint Ownership of Equipment

     The equipment on lease to International Paper Company, Lockheed Martin Corporation, Ball, Heafner Tire, and Delphi is owned by a joint venture in which the Company has a 51% interest and ICON Income Fund Eight B has a 49% interest. All of that equipment was acquired in a single sale from one seller. One of the Airbus A340-300 aircraft on lease to Cathay Pacific is owned by a joint venture in which the Company has a 50% interest and ICON Income Fund Eight B has a 50% interest. If the acquisition of the cogeneration facility on lease to Kenilworth is consummated, then a joint venture in which the Company has a 95% interest and ICON Income Fund Eight B has a 5% interest will own such facility. In all of these joint ventures (including the joint venture formed to acquire the cogeneration facility on lease to Kenilworth): (i) the Company and ICON Income Fund Eight B have identical investment objectives and participate on the same terms and conditions; (ii) the compensation payable to us or our affiliates by the Company and ICON Income Fund Eight B is identical, after taking into account each joint owner's level of ownership, to what it would be if either the Company or ICON Income Fund Eight B acquired the equipment outright; and (iii) the Company and ICON Income Fund Eight B each have a right of first refusal to purchase the equipment (or the other's interest in the joint venture) if the other desires to sell. The second Airbus A340-300 aircraft on lease to Cathay Pacific is owned by a corporate joint venture in which the Company has a 53% interest and a third party has a 47% interest. The Company has the ability, derived from its majority ownership stake, to elect all of the directors of this corporate joint venture. The Company has exercised this right and therefore has control of the corporate joint venture.

Our Compensation

     In connection with the equipment acquisitions described above, Acquisition Fees totaling $2,541,000 have been paid to us. If the acquisition of the cogeneration facility leased to Kenilworth is consummated, then additional Acquisition Fees in the amount of $467,001 will be paid to us. Through July 31, 2002, Underwriting Fees, Sales Commissions and the O & O Expense Allowance, totaling $1,675,137, have been paid to us and our affiliates in accordance with the provisions of the prospectus set forth on pages 18 through 20 thereof.

Operating Results of L.P. Seven

  The information below replaces the table on page B-12 of the prospectus.







                                                                       TABLE III

                                                Operating Results of Prior Public Programs-L.P. Seven
                                                                      (unaudited)

The  following  table  summarizes  the  operating  results  of L.P.  Seven.  The
Program's   records  are  maintained  in  accordance  with  Generally   Accepted
Accounting Principles ("GAAP") for financial statement purposes.


                                                                                For the Years Ended December 31,
                                                             ----------------------------------------------------------------------
                                                               2000            1999           1998            1997          1996
                                                               ----            ----           ----            ----          ----
Revenue....................................................$14,091,013    $19,456,830     $16,513,507    $ 8,000,454    $ 1,564,069
   Net gain on sales or remarketing of equipment...........    622,723        115,427         694,111      1,748,790              -
                                                           -----------    -----------     -----------    -----------    -----------

   Gross revenue........................................... 14,713,736     19,572,257      17,207,618      9,749,244      1,564,069

Less:
Interest expense...........................................  5,583,372      8,833,011       8,050,315      3,652,517        398,200
Management fees - General Partner..........................  3,378,163      3,066,929       2,337,112      1,522,045        264,784
Amortization of initial direct costs.......................  1,814,617      2,151,154       1,929,906        932,123        230,785
Administrative expense reimbursement - General Partner.....  1,268,398      1,158,866       1,005,354        652,319        117,809
Provision for bad debts (3)................................    400,000        200,000         700,000        150,000         75,000
General and administrative.................................    970,890        642,961         491,239        186,280         72,040
Minority interest in joint venture.........................      5,035          4,900           4,516          4,380              -
                                                           -----------    -----------     -----------    -----------    -----------

Net income - GAAP..........................................$ 1,293,261    $ 3,514,436     $ 2,689,176    $ 2,649,580    $   405,451
                                                           ===========    ===========     ===========    ===========    ===========

Net income - GAAP - allocable to limited partners..........$ 1,280,328    $ 3,479,291     $ 2,662,284    $ 2,623,084    $   401,396
                                                           ===========    ===========     ===========    ===========    ===========

Taxable income (loss) from operations (1)..................$(7,228,799)   $(7,753,978)    $(5,506,497)   $ 2,335,939    $   146,726
                                                           ===========    ===========     ===========    ===========    ===========

Cash generated from operations (4).........................$ 9,882,377    $   844,971     $   535,582    $ 2,855,330    $   973,899
Cash generated from sales .................................  4,516,096      4,750,000       4,903,647      7,315,408              -
Cash generated from refinancing............................  8,114,428     19,010,000              -               -              -
                                                           -----------    -----------     -----------    -----------    -----------

Cash generated from operations, sales and refinancing...... 22,512,901     24,604,971       5,439,229     10,170,738        973,899

Less:
   Cash distributions to investors from operations,
     sales and refinancing  ............................... 10,641,411     10,677,316       8,692,479      4,147,829      1,361,099
   Cash distributions to General Partner from operations,
     sales and refinancing.................................    107,493        107,872          87,803         41,125         13,749
                                                           -----------    -----------     -----------    -----------    -----------

Cash generated from (used by) operations, sales and
   refinancing after cash distributions....................$11,763,997    $13,819,783     $(3,341,053)   $ 5,981,784    $  (400,949)
                                                           ===========    ===========     ===========    ===========    ===========

----------------------
Prior performance is not an indication of future results.





                                                                       TABLE III

                                                 Operating Results of Prior Public Programs-L.P. Seven
                                                                      (unaudited)


                                                                              For the Years Ended December 31,
                                                          -------------------------------------------------------------------------

                                                              2000          1999            1998           1997             1996
                                                              ----          ----            ----           ----             ----
Tax data and distributions per $1,000 limited
   partner investment
Federal income tax results:
   Taxable income (loss) from operations (2)..............$    (72.29)   $     (77.33)  $     (67.41)   $      55.90   $       9.30
                                                          ===========    ============   ============    ============   ============

Cash distributions to investors
   Source (on GAAP basis)
      Investment income...................................$     12.93    $      35.05   $      32.92    $      67.94   $      31.71
      Return of capital...................................$     94.57    $      72.51   $      74.58    $      39.56   $      75.79

   Source (on cash basis)
      - Operations........................................$     99.83    $       8.51   $       6.62    $      73.96   $      76.97
      - Sales.............................................$      7.67    $      47.85   $      60.64    $      33.54   $       -
      - Refinancing.......................................$       -      $      51.20   $        -      $        -     $       -
      - Other.............................................$       -      $        -     $      40.24    $        -     $      30.53

Weighted average number of limited partnership
   ($100) units outstanding...............................    989,929         992,719        808,650         413,677        156,222
                                                          ===========    ============   ============    ============   ============

(1) The difference between Net income - GAAP and Taxable income from operations is due to different methods of calculating depreciation and amortization, the use of the reserve method for providing for possible doubtful accounts under GAAP and different methods of recognizing revenue on Direct Finance Leases.

(2) The program held its initial closing on January 19, 1996. Taxable income from operations per $1,000 limited partner investment is calculated based on the weighted average number of limited partnership units outstanding during the period.

(3) The Partnership records a provision for bad debts to provide for estimated credit losses in the portfolio. This policy is based on an analysis of the aging of the Partnership's portfolio, a review of the non-performing receivables and leases, prior collection experience and historical loss experience.

(4)  Included in the cash generated from operations are  distributions  received
     from   unconsolidated   joint   ventures   net  of   investments   made  in
     unconsolidated joint ventures.

----------------------
Prior performance is not an indication of future results.